

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Robert J. Speyer
Chief Executive Officer
TS Innovation Acquisitions Corp.
Rockefeller Center
45 Rockefeller Plaza
New York, New York 10111

> **Re: TS Innovation Acquisitions Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 3, 2021**
> **File No. 333-254103**

Dear Mr. Speyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences, page 223

1. We note that the opinion filed as Exhibit 8.1 opines that the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. However, the disclosure in the prospectus does not provide a firm opinion as to the tax consequences of the merger to holders of Latch common stock, and instead describes tax consequences both if the merger does, and does not, qualify as a reorganization. Please revise your disclosure to express a conclusion for the material federal tax consequences to holders. To the extent that you include this opinion in a "long-form" opinion, please ensure that the disclosure in the prospectus is consistent. Refer to Staff Legal Bulletin No 19.

2.   The section under "Material Tax Consequences of a Redemption of Public Shares" states that it is the opinion of counsel that this section sets forth the material U.S. federal income tax considerations for holders of TSIA Public Shares. Whether this section sets forth the material U.S. federal income tax considerations is not the appropriate subject of the opinion. Please revise to have counsel opine on the tax consequences of the transaction, not the manner in which they are described in the prospectus. The opinion should address and express a conclusion for each material federal tax consequence. Please make similar revisions in Exhibit 8.2, and ensure that the disclosure in the prospectus and exhibit are consistent. Refer to Staff Legal Bulletin No. 19.

   Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Miller, Esq.